GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, Colorado 80111

September 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“Great-West”)

    COLI VUL-4 Series Account (“Registrant”)

    Post-Effective Amendment No. 8 to Registration Statement on

    Form N-6 (“Amendment”)

    File Nos. 333-145333 and 811-22105

Commissioners:

On behalf of Great-West and the above-named Registrant and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement on Form N-6 for a flexible premium variable universal life insurance policy (the “Policy”).

1.	Purpose of the Amendment

The purpose of the Amendment is to effect changes in the prospectus necessary to respond to comments by the Commission’s Staff on post-effective amendment no. 7, to reflect underlying fund name changes, and to make other non-material changes.

2.	Response to Staff Comments

Set forth below is each Staff comment, communicated by Mr. Patrick Scott of the Commission’s Office of Insurance Products in a telephone call with Registrant’s outside counsel on September 11, 2012, followed by Registrant’s response.

U.S. Securities and Exchange Commission

September 27, 2012

Comment No. 1

Clarify new disclosure on page 29 concerning deduction of the investment advisory fee at the underlying fund level to explain who is charging this fee directly and how it works in the context of the Policy.

Response

Comment complied with by revising the referenced disclosure to read as follows: “The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of each Fund. These fees and expenses are not fixed or specified under the terms of the Policy, may differ between Funds, and may vary from year to year. Fund fees and expenses are described in each Fund prospectus.”

Comment No. 2

Include the standard “Tandy” representations in the response to comment letter.

Response

As requested by Mr. Patrick Scott of the Commission’s Office of Insurance Products, Registrant hereby acknowledges as follows:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Comments of the Commission Staff or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense to any action initiated by the Commission under the federal securities laws of the United States, except as otherwise legally permissible.

3.	Procedural Matters

The Amendment serves as the “template” filing for three “replicate” filings pursuant to Great-West’s request under Rule 485(b)(1)(vii). The Commission Staff orally confirmed on July 26, 2012 that the Rule 485(b)(1)(vii) request was approved.

As noted on the facing sheet of the Registration Statement, Registrant has designated October 1, 2012 as the date on which the Amendment will automatically become effective.

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U.S. Securities and Exchange Commission

September 27, 2012

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Jorden Burt LLP at 202-965-8130.

Sincerely yours,

/s/ Julie J. Collett

Julie J. Collett
Lead Counsel

cc:	Patrick F. Scott, Esq.

Office of Insurance Products